UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022
Attn: Scott Petepiece

Roger Morscheiser
+1 (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85569C107	Page 2 of 10 Pages

(1)	Names of Reporting Persons CSP Alpha Holdings Parent Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 3 of 10 Pages

(1)	Names of Reporting Persons CSP Alpha Investment LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 85569C107	Page 4 of 10 Pages

(1)	Names of Reporting Persons CSP Alpha GP Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 5 of 10 Pages

(1)	Names of Reporting Persons CSP Victory Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,540,041
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,540,041
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,041
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.8%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 6 of 10 Pages

(1)	Names of Reporting Persons CSP Management Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,568,259
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,568,259
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,568,259
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.9%
(14)	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) is being jointly filed on behalf of: (a) CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore; (b) CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands; (c) CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (d) CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands; and (e) CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands (collectively, the “Reporting Persons,” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on March 23, 2018, as amended by Amendment No. 1 on July 23, 2018, Amendment No. 2 on July 14, 2020, Amendment No. 3 on December 20, 2021, Amendment No. 4 on June 21, 2022 (collectively, including this Amendment, the “Schedule 13D”), which relates to the shares of common stock (the “StarTek Common Stock”), par value $0.01 per share of StarTek, Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 4 of this Amendment, which is incorporated by reference into this Item 3 as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented and amended to add the following:

On August 8, 2022, CSP Management Limited (“CSP Management”), on behalf of itself and the other Reporting Persons, submitted a revised non-binding proposal (the “Revised Proposal”) to the Special Committee of the Board of Directors of the Issuer related to the proposed acquisition by the Reporting Persons of all of the shares of StarTek Common Stock not beneficially owned by the Reporting Persons (the “Proposed Transaction”). In the Revised Proposal, the proposed purchase price for each share of StarTek Common Stock not beneficially owned by the Reporting Persons was revised to US$4.65 in cash. As stated in the Revised Proposal, the proposed purchase price is now being revised due to a number of events and developments since the submission of the previously disclosed preliminary non-binding proposal on December 20, 2021, including that (1) the global financial markets have experienced significant volatility, which has negatively affected the trading price of the StarTek Common Stock, (2) the Issuer has experienced weaker than expected financial and operational performance, and (3) volatile conditions in the debt markets have negatively impacted CSP Management’s ability to obtain debt financing for the Proposed Transaction. The Revised Proposal also provides, among other things, an update on CSP Management’s efforts to arrange the necessary financing for the Proposed Transaction – specifically, that CSP Management intends to finance the Proposed Transaction and all related costs and expenses with fully committed equity capital, which will be provided by one or more investment funds managed by affiliates of CSP Management, and that CSP Management expects the binding commitments for such equity financing to be provided in a customary equity commitment letter that would be executed concurrently with the execution of a definitive agreement with respect to the Proposed Transaction. Further, in the Revised Proposal CSP Management estimates that the total amount necessary to fund the acquisition consideration and all related costs and expenses in the Proposed Transaction will be up to $84 million and confirms that investment funds managed by affiliates of CSP Management have an aggregate of at least $84 million of available cash and/or unfunded capital commitments, all of which is available to be applied, and which CSP Management currently intends to apply, as such equity financing of the such acquisition consideration and related costs and expenses in the Proposed Transaction.

There can be no assurance that a definitive agreement with respect to the Proposed Transaction will be executed or, if executed, whether the Proposed Transaction will be consummated. The Revised Proposal and the Schedule 13D do not constitute a binding offer or agreement or an agreement to make a binding offer, and do not contain all matters upon which agreement must be reached in order to enter into or consummate the Proposed Transaction, nor do they create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of a definitive agreement and will be on the terms and conditions provided in the definitive agreement. As stated in the Revised Proposal, the Reporting Persons are interested only in pursuing the Proposed Transaction and do not intend to sell their stake in StarTek to any third party.

References to the Revised Proposal in this Schedule 13D are qualified in its entirety by reference to the Revised Non-Binding Proposal Letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Amendment are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) The aggregate number and percentage of shares of StarTek Common Stock beneficially owned by the Reporting Persons is 22,568,259, constituting approximately 55.9% of the outstanding shares of StarTek Common Stock. This percentage is based on an aggregate of 40,336,417 shares of StarTek Common Stock outstanding as of July 30, 2022, as provided by the Issuer in the Quarterly Report on Form 10-Q filed on August 8, 2022.

The Reporting Persons have shared voting and dispositive power with regard to the 22,568,259 shares. Other than the shared voting and dispositive power of the shares of StarTek Common Stock as set forth in this Schedule 13D, the Reporting Persons have not acquired and do not beneficially own any shares of StarTek Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of StarTek Common Stock, have the right to acquire any shares of StarTek Common Stock, have any power to vote or direct the vote of any shares of StarTek Common Stock, or have any power to dispose or direct the disposition of any shares of StarTek Common Stock; provided that Advance Crest Investments Limited, an entity controlled by Bharat Rao and Mukesh Sharda (each of whom are persons listed in Annex A), is the beneficial owner of 274,064 shares of StarTek Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of StarTek Common Stock owned by Advance Crest Investments Limited.

(c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A have effected any transactions in the shares of StarTek Common Stock during the past sixty (60) days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the StarTek Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 3 and Item 4 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended to add the following exhibits:

Exhibit No.	Description
Exhibit 99.1	Revised Non-Binding Proposal Letter, dated as of August 8, 2022, from CSP Management Limited to the Special Committee of the Board of Directors of StarTek, Inc.
Exhibit 99.2	Joint Filing Agreement, dated as of August 8, 2022, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 8, 2022	CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director
By:	/s/ Mukesh Sharda
Mukesh Sharda Director

CSP ALPHA INVESTMENT LP

By: CSP Alpha GP Limited, its General Partner

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director

By:	/s/ Mukesh Sharda
Mukesh Sharda Director

CSP ALPHA GP LIMITED

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director

By:	/s/ Mukesh Sharda
Mukesh Sharda Director

CSP VICTORY LIMITED

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director
By:	/s/ Mukesh Sharda
Mukesh Sharda Director

[Signature Page to Amendment No. 5 to Schedule 13D]

CSP MANAGEMENT LIMITED

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director
By:	/s/ Mukesh Sharda
Mukesh Sharda Director

[Signature Page to Amendment No. 5 to Schedule 13D]